UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO/A

(Amendment No. 6)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
________________

Celera Corporation
(Name of Subject Company (issuer))

Spark Acquisition Corporation
a wholly owned subsidiary of

Quest Diagnostics Incorporated
(Names of Filing Persons (offerors))
________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)
________________

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940
Telephone:  (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
_______
Copy to:
Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

________________

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$683,780,048	$79,386.86

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.  Such fee equals 0.0001161% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,386.86	Filing Party: Spark Acquisition Corporation and Quest Diagnostics Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 filed with the Securities and Exchange Commission on April 15, 2011, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on March 28, 2011, by Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), and Spark Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 11(h) – “Recent Developments Relating to Celera” of the Offer to Purchase is hereby amended and supplemented by adding the following as new paragraphs to the end thereof:

“On April 13, 2011, the United States District Court for the Northern District of California, in connection with the action captioned McCreary v. Celera Corp., et al. (No. 3:11-cv-01618-SC), entered an order staying the case pending the resolution of the consolidated class action pending in the Delaware Court of Chancery.

On April 14, 2011, the United States District Court for the Northern District of California, in connection with the pre-existing derivative lawsuit captioned In re Celera Corp. Derivative Litigation (No. C 10-02935 JW), entered an order that, among other things, denied the plaintiffs’ motion for leave to amend the consolidated complaint to assert putative class action claims against members of the Celera Board, Quest Diagnostics and the Purchaser relating to the proposed Merger between Celera and the Purchaser.  As a result, neither Quest Diagnostics nor the Purchaser are party to this lawsuit.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2011

SPARK ACQUISITION CORPORATION

By:	/s/ Robert A. Hagemann
	Name:	Robert A. Hagemann
	Title:	President

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
	Name:	William J. O’Shaughnessy, Jr.
	Title:	Assistant General Counsel and Secretary